UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to _____________

Commission File Number 1-3970

HARSCO CORPORATION SAVINGS PLAN

HARSCO CORPORATION
350 Poplar Church Road
 Camp Hill, PA  17011

Telephone (717) 763-7064

 HARSCO CORPORATION SAVINGS PLAN
FORM 11-K INDEX

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Benefits -
December 31, 2008 and 2007	4

Statement of Changes in Net Assets Available for Benefits -
For the Year Ended December 31, 2008	5

Notes to Financial Statements	6 - 15

Supplemental Schedule:
Schedule of Assets (Held at End of Year) - Schedule H, Line 4(i)*	16

Signature	17

Exhibit Index:
Exhibit 23 – Consent of Independent Registered Public Accounting Firm

*	Refers to item number in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the plan year ended December 31, 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Plan Administrative Committee of
the Harsco Corporation Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Harsco Corporation Savings Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The schedule of assets held is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 29, 2009

HARSCO CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(dollars in thousands)

Assets	December 31	December 31
	2008	2007

Participant directed investments, at fair value	$68,388	$157,310

Contributions receivable:

Employer	265	202

Participants	114	138

Total contributions receivable	379	340

Dividends receivable	220	280

Net assets available for benefits	$68,987	$157,930

The accompanying notes are an integral part of the financial statements.

HARSCO CORPORATION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(dollars in thousands)

For the Year Ended December 31, 2008

Investment income (loss):

Net depreciation in the fair value of investments	$(61,321)

Dividends	2,182

Interest – money market fund	263

Interest - participant loans	252

Total investment loss	(58,624)

Contributions:

Employer	1,361

Participants	3,148

Total contributions	4,509

Withdrawals	(33,371)

Conversion debit, net (See Note 1)	(1,213)

Net transfers out to HRSIP due to employee classification change (See Note 1)	(244)

Net decrease in net assets available for benefits	(88,943)

Net assets available for benefits:

December 31, 2007	157,930

December 31, 2008	$68,987

The accompanying notes are an integral part of the financial statements.

HARSCO CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Plan Description:

The following description of the Harsco Corporation Savings Plan (the “Plan”) provides only an abbreviated summary of the general provisions of the Plan.  Participants should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan providing retirement benefits to eligible employees.  The Plan is designed to comply with the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”) and with the requirements for qualification under Sections 401(a) and 401(k) of the Internal Revenue Code (the “Code”).

All U.S. hourly and Air-X-Changers salaried employees who are employed by Harsco Corporation (the “Company”) or any subsidiary of either the Company or a subsidiary which adopts this Plan with the approval of the Company are deemed “Eligible Employees.”  Also eligible are employees covered by a collective bargaining agreement where the agreement provides for the employees’ eligibility to participate in the Plan.  New employees deemed Eligible Employees under this Plan are eligible to participate in the Plan as of the first payroll of January, April, July or October after the date of hire in the case of full-time employees; or as of the first payroll of January, April, July or October in the case of part-time employees after the date credited with 1,000 hours of service within the first twelve months of employment or any calendar year thereafter.

Throughout the year, employees are transferred to various positions within the Company, which may result in a transfer between various retirement plans.  This is shown as “Net transfers out to HRSIP due to employee classification change” on the Statement of Changes in Net Assets Available for Benefits.

Participant accounts may be transferred in or out of the Plan when the Company acquires or sells a subsidiary. These transfers are shown as a “Conversion debit, net” on the Statement of Changes in Net Assets Available for Benefits.

Contributions

To participate in the Plan, an Eligible Employee must elect to contribute to the Plan through payroll deductions each pay period.  Contributions are in whole percentages from 1% to 75% of compensation received for services as an employee of the Company or any subsidiary of the Company.  The participant designates what percentage of such contributions will be “Pre-Tax Contributions” and what percentage will be “After-Tax Contributions.”  A participant who makes Matched Pre-Tax and/or Matched After-Tax Contributions in an aggregate amount of 6% of his or her compensation may also elect to contribute from 1% to 69% of his or her compensation as an Unmatched Pre-Tax Contribution and from 1% to 16% of his or her compensation as an Unmatched After-Tax Contribution, subject to Internal Revenue Service (“IRS”) and Plan limitations.  In no event during the year may (a) Matched Pre-Tax and Matched After-Tax Contributions exceed 6% of compensation, (b) Unmatched Pre-Tax and Unmatched After-Tax Contribution exceed 69% of compensation or (c) Pre-Tax Contributions exceed the amount specified by the Code, which was $15,500 for the year ended December 31, 2008, for participants under 50 years of age.  For participants who turned 50 on or before the end of the calendar year, the pretax limit was $20,500 in 2008 as a result of an additional $5,000 of “catch-up contributions” allowed by the Code.  Pre-Tax Contributions constitute a reduction in the participant’s taxable income for purposes of Section 401(k) of the Code.  After-Tax Contributions are considered to be the participant’s contributions to the Plan and do not constitute a reduction in the participant’s taxable income for the purposes of Section 401(k) of the Code.  Participants may also contribute amounts representing distributions from other qualified retirement plans.

Pursuant to the Plan, the Company makes contributions in cash to the trustee for the account of each participant in an amount equal to 50% of the first 6% of such participant’s compensation designated as Matched Pre-Tax Contributions and/or Matched After-Tax Contributions.  These contributions are referred to as “Company Matching Contributions”.

The Company also makes contributions to the Plan under agreements with certain employee bargaining groups.  These contributions, referred to as profit sharing contributions in the agreements, may be based on a percentage of employee earnings or a fixed amount per hour worked by the employee.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s matching accounts is based on years of vesting service.  A participant is 100% vested after three years of credited service.  Vesting in the Company’s profit sharing contributions is based on years of vested service.  A participant is 100% vested after five years of credited service for contributions made for Plan years ending on or before December 31, 2006, and 100% vested after three years of credited service for contributions made for Plan years commencing on and after January 1, 2007.

Administration

The Company pays administrative fees related to maintaining the Plan as a whole.  Fees for investment management, which include recordkeeper fees, are subtracted from fund performance reported by each fund.  Loan setup fees, quarterly loan fees and withdrawal fees are paid by the participant.  Transfers in and out of the Harsco Corporation Common Stock Fund are assessed a $0.03 commission per share transferred.

Participant Loans

Participants may borrow from their fund accounts a minimum of $500 to a maximum of 50% of their vested account balance, not to exceed $50,000.  Loan transactions are treated as a transfer to (from) the respective investment fund(s) from (to) the Participant Loans fund.  The participant may choose the loan repayment period, not to exceed five years.  However, the term may be for any period not to exceed 15 years if the purpose of the loan is to acquire the participant’s principal residence.  The loans are collateralized only by the portion of the participant’s account from which the loan is made and bear interest at a rate commensurate with local prevailing rates as determined periodically by the Plan administrator.  Interest rates on outstanding loans, based on the trustee’s prime rate plus one percent, ranged from 4.25% to 10.5% at December 31, 2008.  Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant or beneficiary may elect one of three options.  The participant or beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account; a portion paid in a lump-sum, and the remainder paid later; or annual installments over not more than fifteen years.

Forfeitures

Forfeitures, which are a result of participant withdrawals prior to their full vesting in the Plan, are used to restore accounts, to pay Plan fees and expenses, and to reduce the amount of future Company matching contributions as directed by the Plan Administrator.

Investment Options

The Plan, comprised of participant directed contributions, contains the following investment options at December 31, 2008:

(1)
Harsco Corporation Common Stock Fund – a fund consisting of Common Stock of Harsco Corporation purchased in the open market or through privately negotiated transactions to the extent permitted by rules of the New York Stock Exchange and the Securities and Exchange Commission.

(2)	American Funds EuroPacific Growth Fund – a long-term growth oriented fund consisting primarily of stocks of issuers located in Europe and the Pacific Basin.

(3)	American Funds Growth Fund of America – a long-term growth oriented fund consisting primarily of stocks that American Funds management believes offer superior opportunities for growth of capital.

(4)	Dodge & Cox Stock Fund – a fund consisting principally of common stock with a primary objective of long-term growth and income. The fund’s secondary objective is to achieve reasonable current income.

(5)
Morgan Stanley Institutional Fund, Inc. U.S. Real Estate Fund – a fund consisting primarily of equity securities of companies in the U.S. real estate industry, including real estate investment trusts.  The fund seeks to provide above average current income and long-term capital appreciation.

(6)	Neuberger Berman Genesis Fund – a fund consisting mainly of common stock of small capitalization companies that offer potential for capital growth.

(7)
PIMCO Total Return Fund – a fund consisting, under normal circumstances, of at least 65% of its assets in a diversified portfolio of fixed income instruments of varying maturities.  The fund seeks maximum total returns, consistent with preservation of capital and prudent investment management.

(8)
Putnam Bond Index Fund – a fund consisting of a sample of securities included in the Barclay’s Aggregate Bond Index.  The fund’s goal is to achieve a return, before the assessment of any fees that closely approximates the index.

(9)
Putnam Income Fund – a fund seeking high current income consistent with what Putnam management believes to be prudent risk.  The fund includes principally investments in bonds and other debt securities.  Bonds include both corporate and government bonds.

(10)
Putnam Money Market Fund – a fund seeking as high a rate of current income as Putnam’s management believes is consistent with preservation of capital and maintenance of liquidity.  The fund consists of short-term high-quality money market securities.  Investments in this fund are neither insured nor guaranteed by the U.S. government.

(11)	Putnam New Opportunities Fund – a fund consisting primarily of investments in common stock of U.S. companies within certain industry groups that Putnam management believes have high growth potential.

(12)	Vanguard Institutional Index Fund – a fund consisting of investments in the same stocks and in substantially the same percentages as the S&P 500 Index.

(13)
CRM Mid Cap Value Fund – a fund seeking long-term capital appreciation.  The fund normally invests at least 80% of its total assets in a diversified portfolio of equity or equity-related securities including common and preferred stocks of companies that have a market capitalization equal to those of companies in the Russell Midcap Value Index and those publicly traded on a U.S. securities market.

(14)
Thornburg Core Growth Fund – a fund consisting primarily of investments in domestic equity securities selected for their growth potential.  However, the fund may own a variety of securities including foreign equity securities and debt securities.

(15)
T. Rowe Price Retirement Funds (2005-2055) – a series of funds employing an asset allocation strategy based on investors’ projected retirement year.  The fund invests in a combination of T. Rowe Price mutual funds representing different types of stocks and bonds.

The Plan provides for various investment options as described above.  Investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Plan Termination

While the Company has not expressed any intent to discontinue the Plan, it reserves the right to terminate the Plan at any time or discontinue contributions thereunder.  In the event such discontinuance resulted in the termination of the Plan, the accounts of each affected employee who has not yet incurred a break in service shall be fully vested.  Complete distributions or withdrawals would be distributed to Plan participants and beneficiaries in proportion to their respective account balances.

2.	Summary of Significant Accounting Policies:

Basis of Accounting:

The financial statements of the Plan are prepared under the accrual basis of accounting.

Investment Valuation:

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, which defines fair value under U.S. generally accepted accounting principles as the price that would be received to sell an asset or paid to transfer a liability in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date.  The adoption of SFAS No. 157 did not have any impact on the Plan’s financial statements.

The framework established within SFAS No. 157 provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize inputs and minimize the use of unobservable inputs.

The Plan primarily applies the market approach for fair value measurements and endeavors to utilize the best available information.  Accordingly, the Plan utilizes valuation techniques that maximize the use of observable inputs, such as quoted prices in active markets, and minimize the use of unobservable inputs.  The Plan is able to classify fair value balances based on the observability of those inputs.  The employer common stock fund and net asset value of mutual funds are classified as Level 1 fair value based on quoted prices in active markets. The value of the collective trust that has investments in fully benefit-responsive investment contract is determined using the market price of the underlying securities and the value of the investment contracts.  The value of  the collective trust is classified as Level 2 fair value based on information reported by the investment advisor using the audited financial statements of the common collective trust at year-end.  Participant loans are classified as Level 3 fair value based on the Plan’s determination of the collectibility of outstanding balances and valued at amortized cost, which approximates fair value.

The Plan recognizes the methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.   While the Plan believes its valuation methods are appropriate and consistent with other market participants for the Plan, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	December 31, 2008 Fair Value of Assets
(in thousands)
	Level 1	Level 2	Level 3	Total
Mutual funds	$35,284	—	—	$35,284
Common stock fund - employer	31,271	—	—	31,271
Collective trust	—	277	—	277
Participant loans	—	—	1,556	1,556
Total assets	$66,555	277	1,556	$68,388

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008 (in thousands):

Participant Loans
Beginning balance	$4,269
Transfers in (out) of level 3, net	—
Issuances and settlements, net	(2,713)
Ending balance	$1,556

Payment of Benefits:

Benefit payments to participants are recorded when paid.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Income Recognition:

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the market value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

The purchase and sale of investments are recorded on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Income from other investments is recorded as earned on an accrual basis.  Both participant contributions and Company matching contributions are accrued in the period of the related payroll deductions.

Forfeitures:

Participant withdrawals prior to full vesting in the Plan result in forfeitures.  In 2008 and 2007, forfeited amounts of $73,356 and $57,968, respectively, were used to offset Company matching contributions, while $3,321 and $13,312 remained in a money market fund at December 31, 2008 and 2007, respectively, to be used to offset future Company matching contributions.

3.	Investments:

The following table separately identifies those investments which represent five percent or more of the Plan’s net assets at December 31, 2008 with comparable information for 2007:

(in thousands)	December 31	December 31
	2008	2007

Harsco Corporation Common Stock Fund	$31,271	$91,959

Putnam Money Market Fund	9,276	10,385

Vanguard Institutional Index Fund	5,434	11,159

American Funds Growth Fund of America	3,513	6,980

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $61.3 million.  Financial markets throughout the world experienced extreme disruption in the last half of 2008 and into 2009, including, among other things, significant volatility in equities and uncertainty about economic stability.  The decline in investment value experienced by the Plan during 2008 reflects the impact of the financial market turmoil.

Decrease in Plan Assets – Year ended December 31, 2008
(in thousands)

Common stock	$(45,071)
Mutual funds	(16,250)
$(61,321)

4.	Parties-in-Interest Transactions:

Certain Plan investments are shares of mutual funds managed by Putnam Investments.  Putnam Investments is a sister company of Mercer Human Resource Services which is the trustee and record keeper for the Plan.  Transactions in these funds qualify as party-in-interest transactions.

Transactions in the Harsco Corporation Common Stock Fund also qualify as party-in-interest transactions.  The Plan purchased $10,185,851 and sold $23,694,110 of Company stock during the year ended December 31, 2008.

5.	Plan Amendments:

Effective April 1, 2007, the Plan was amended to include Patterson-Kelley hourly-paid union clerical employees in the plan provided that the employee meets the Plan’s other eligibility requirements.  Each Plan year the Company will make a Company profit sharing contribution equal to 2% of the compensation paid to the Patterson-Kelley hourly-paid union clerical employee for the previous calendar year.

Effective April 1, 2008, the Plan was amended to include employees represented by Laborers’ Local #1392, AFL-CIO, and covered under a collective bargaining agreement that expressly provides for the employee’s participation in the Plan.  They will be eligible to participate in the Plan, provided that such employee meets the Plan’s eligibility requirements.

Effective October 1, 2008, the Plan was amended to provide for a Company profit sharing contribution commencing on and after January 1, 2008, equal to 1% of pay of a Local No. 811 employee, provided that the Local No. 811 employee meets the eligibility requirements of the Plan.  The Company profit sharing contribution is to be made to the employee’s account under the Plan as soon as administratively feasible following the end of the Plan year.  A Local No. 811 employee who retired, died, or became disabled between January 1, 2008 and September 30, 2008 received a Company profit sharing contribution, solely with respect to the 2008 Plan year, equal to 2% of compensation.

Effective February 1, 2009, the Plan was amended to provide for a Company profit sharing contribution for certain Company employees at Rocky Mountain Steel – Plant 67.  Under the amendment, an employee who is (i) employed at Rocky Mountain Steel – Plant 67 in Pueblo, Colorado, (ii) represented by the International Union of Operating Engineers, Local 9 and (iii) covered under a collective bargaining agreement that expressly provides for the employee’s participation in the Plan (“Local 9 Employee”) will be eligible to participate in the Plan, provided that such employee meets the Plan’s eligibility requirements.  Each Plan year the Company will make a Company profit sharing contribution equal to one dollar and twenty-five cents ($1.25) per hour for each hour worked by a Local 9 Employee up to a maximum of (i) one hundred sixty hours for a four payroll week month and (ii) two hundred hours for a five week payroll month, provided the Local 9 Employee meets the requirements of the Plan, except that a Local 9 Employee shall not be required to complete 1,000 hours of service in the Plan year.

6.	Tax Status:

The Company received a determination letter from the IRS dated May 8, 2009, that the Plan, as amended January 29, 2007, is a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code and is therefore exempt from Federal income taxes under the provisions of Section 501(a).  The determination letter renewed the IRS’s previous favorable determination made on May 15, 2003.

7.	Risks and Uncertainties:

The plan invests in various investment securities.  Investment securities are exposed to various risks such as interest, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Global financial markets experienced extreme disruption in the last half of 2008 and into 2009, including, among other things, significant volatility in equities, rating agency downgrades, severely diminished liquidity and credit availability for many business entities, declines in consumer confidence, negative economic growth, and uncertainty about economic stability.  This led to a global recession.  Governments across the globe have taken unprecedented actions, including economic stimulus programs, intended to address these difficult market conditions.  The Plan is unable to predict the likely duration and severity of the current disruptions in the credit and financial markets and adverse global economic conditions, all of which can affect risks to investment securities in which the Plan invests.  If current uncertain economic conditions continue or further deteriorate, it is at least reasonably possible that changes in the values of investment securities will occur and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

8.	Subsequent Events:

In February 2009, investment options for the Plan were modified as part of a continuous evaluation to provide participants with the opportunity to customize a portfolio based on each individual’s unique investment goals and risk tolerance.  The Putnam Income Fund and the Putnam New Opportunities Fund were closed with any existing participant balances and future contributions transferred to the PIMCO Total Return Fund and the American Funds Growth Fund of America, respectively.

Also in February 2009, the Plan was amended to provide for a Company profit sharing contribution for certain Company employees at Rocky Mountain Steel – Plant 67.  See Note 5, Plan Amendments.

HARSCO CORPORATION SAVINGS PLAN
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500
December 31, 2008
(dollars in thousands)

(a)	(b) & (c)	(d)
Party In Interest	Identity of Issue and Description of Investment	Current Value
*	Common Stock Fund - Employer: Harsco Corporation	$31,271
*	Participant Loans (1)	1,556
	Mutual Funds: Vanguard Institutional Index Fund	5,434
*	Putnam Money Market Fund	9,276
*	Putnam New Opportunities Fund	2,459
	American Funds Europacific Growth Fund	2,715
	Neuberger Berman Genesis Trust Fund	1,547
*	Putnam Income Fund	858
	PIMCO Total Return Fund	1,550
	Dodge & Cox Stock Fund	1,658
	Morgan Stanley Institutional Fund, Inc. U.S. Real Estate Fund	516
	American Funds Growth Fund of America	3,513
	CRM Mid Cap Value Fund	255
	Thornburg Core Growth Fund	66
*	Putnam Bond Index Fund (Collective Trust)	277
	T Rowe Price Retirement Income	530
	T Rowe Price Retirement 2005	9
	T Rowe Price Retirement 2010	632
	T Rowe Price Retirement 2015	788
	T Rowe Price Retirement 2020	1,120
	T Rowe Price Retirement 2025	947
	T Rowe Price Retirement 2030	552
	T Rowe Price Retirement 2035	343
	T Rowe Price Retirement 2040	306
	T Rowe Price Retirement 2045	155
	T Rowe Price Retirement 2050	37
	T Rowe Price Retirement 2055	18
	Total Mutual Funds	35,561
	Total Assets Held for Investment Purposes	$68,388

* Represents party in interest
(1)	Participant Loans range up to 15 years to maturity and interest rates on these loans ranged from 4.25% to 10.5%.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

HARSCO CORPORATION SAVINGS PLAN

Date	June 29, 2009	/S/ Mark E. Kimmel
Mark E. Kimmel
General Counsel & Corporate Secretary